                             SUBSCRIPTION AGREEMENT


                  THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made as of September 30, 1997 by and between LTM Holdings, Inc., a Delaware corporation ("LTM"), and Universal Studios, Inc., a Delaware corporation ("Universal").

                  WHEREAS, Universal is a significant shareholder of Cineplex Odeon Corporation, an Ontario corporation ("Cineplex Odeon").

                  WHEREAS, the Boards of Directors of LTM and Cineplex Odeon have determined that it is in the best interests of their respective shareholders and companies that they engage in a strategic business combination pursuant to which Cineplex Odeon would become a wholly-owned subsidiary of LTM and the shareholders of Cineplex Odeon would receive newly issued shares of LTM capital stock (the "Combination Transaction") as contemplated by that certain Master Agreement of even date herewith (the "Master Agreement") by and among LTM, Sony Pictures Entertainment Inc., a Delaware corporation and the indirect parent of LTM ("SPE"), and Cineplex Odeon and certain other agreements referred to and/or incorporated therein (capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Master Agreement); and

                  WHEREAS, in connection with the Combination Transaction, LTM, Cineplex Odeon and Universal desire that Universal subscribe for 44,266,062 shares (subject to adjustment for the Reverse Stock Split and in accordance with Section 4.6 hereof) of LTM's common stock, par value US$.01 per share (the "Stock"), in exchange for a cash payment to LTM of US$84,500,000 (the "Purchase Price").

                  NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties and agreements contained herein, LTM and Universal agree as follows:

                                    ARTICLE I
                                  SUBSCRIPTION

         Section 1.1. Subscription. At the Closing, Universal shall purchase the Stock from LTM, and LTM hereby agrees to issue and sell the Stock to Universal, in exchange for the delivery by Universal to LTM of the Purchase Price, subject to the terms and conditions set forth in this Agreement (the "Purchase").

         Section 1.2. Closing; Payment of Purchase Price and Delivery of the Stock. (a) Subject to the terms and conditions set forth in this Agreement, the Purchase shall occur simultaneously with the Closing and at the offices of Fried, Frank, Harris, Shriver & Jacobson, One New York Plaza, New York, New York.

                  (b) At the Closing, Universal shall pay to LTM US$84,500,000 by bank wire transfer in immediately available funds, to a bank account that LTM shall designate in writing to Universal no less than three business days prior to the Closing, and deliver (i) a receipt for the Stock and (ii) the certificate to be delivered pursuant to Section 5.3(b).

                  (c) At the Closing, LTM shall deliver to Universal a certificate or certificates representing the Stock issued in the name of Universal or its nominee, free and clear of any Encumbrances, except Encumbrances arising as a result of any action taken by Universal, and in form reasonably satisfactory to Universal and with any required stock transfer tax stamps affixed, (i) a receipt for the Purchase Price and (ii) the certificate to be delivered pursuant to Section 5.2(a).

         Section 1.3. Payment of Taxes and Fees. At the Closing, LTM shall pay all state and local sales taxes, stamp taxes, transfer taxes and any similar taxes that become payable in connection with the transactions contemplated hereby.


                                   ARTICLE II
                   REPRESENTATIONS AND WARRANTIES OF UNIVERSAL

         Universal represents and warrants to LTM as follows:

         Section 2.1. Existence; Good Standing; Corporate Authority. Universal is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation. Universal has all requisite corporate power and authority to own, operate and lease its properties and carry on its business as now conducted. Neither Universal nor any of its Subsidiaries is in violation of any order of any court, governmental authority or arbitration board or tribunal, or any law, ordinance, governmental rule or regulation to which Universal or any of its Subsidiaries or any of their respective properties or assets is subject that would prevent Universal from performing its obligations under the Documents.

         Section 2.2. Authorization, Validity and Effect of Agreements. Universal has the requisite corporate power and authority to execute and deliver this Agreement and the Stockholders Agreement, and all agreements and documents contemplated hereby or thereby to which it is a party, and the consummation by Universal of the transactions contemplated hereby and thereby has been duly authorized by all requisite corporate action. This Agreement and the Stockholders Agreement, and all agreements and documents contemplated hereby or thereby, to which Universal is a party, do or (when executed and delivered pursuant hereto for value received) will constitute the valid and legally binding obligations of Universal, enforceable against Universal in accordance with their respective terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights and general principles of equity.

         Section 2.3. No Violation. Neither the execution and delivery by Universal of the Documents to which it is a party nor the consummation by Universal of the transactions contemplated hereby in accordance with the terms hereof, will: (i) conflict with or result in a breach of any provisions of the Certificate of Incorporation or Bylaws of Universal; (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, or result in being declared void, voidable, or without further binding effect, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust or any material license, franchise, permit, lease, contract, agreement or other instrument, commitment or obligation or court decree to which Universal or any of its Subsidiaries is a party, except to the extent any of the effects described in this clause (ii) would not (x) impair the ability of Universal to perform its obligations under this Agreement or the Stockholders Agreement in any material respect or (y) delay in any material respect or prevent the consummation of the Purchase or any of the Transactions; or (iii) other than the Regulatory Filings (to the extent applicable to Universal), require any material consent, approval or authorization of, or declaration, filing or registration with, any domestic governmental or regulatory authority, the failure to obtain or make which would
(x) impair the ability of Universal to perform its obligations under this Agreement or the Stockholders Agreement in any material respect or (y) delay in any material respect or prevent the consummation of the Purchase or any of the Transactions.

         Section 2.4. No Brokers. Universal has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of LTM or Cineplex Odeon to pay any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the Transactions.

         Section 2.5. Ownership of Cineplex Odeon Capital Stock. Universal holds beneficially and of record 73,446,426 SRV Shares, free and clear of all Encumbrances or other restrictions on transfer except those imposed under securities laws of general application and those under the Standstill Agreement.

                                   ARTICLE III
                      REPRESENTATIONS AND WARRANTIES OF LTM

         LTM represents and warrants to Universal as follows:

         Section 3.1. Incorporation by Reference. LTM hereby makes to Universal the representations and warranties of LTM set forth in Article III of the Master Agreement, all of which representations and warranties are hereby incorporated herein by reference in their entirety.

         Section 3.2. The Stock. At the Closing, the Stock (including any Additional Shares (as defined in Section 4.6 below) issuable pursuant to Section 4.6) will have been duly and validly authorized, and, when issued and delivered pursuant to this Agreement, shall be duly and validly issued and fully paid and non-assessable, and not subject to preemptive or similar rights. The transfer and delivery of the Stock (including any Additional Shares issued pursuant to Section 4.6) by LTM to Universal as contemplated by this Agreement will transfer good title to the Stock (including any Additional Shares issued pursuant to Section 4.6) to Universal, free and clear of any Encumbrances, except Encumbrances arising as a result of any action taken by Universal and Encumbrances under the Stockholders Agreement.

         Section 3.3. Section 203 of the Delaware General Corporation Law. The Board of Directors of LTM has approved the Transactions, including, without limitation, the transactions contemplated by this Agreement (including Universal's acquisition of beneficial ownership of the Stock for purposes of
Section 203(a)(1) of the Delaware General Corporation Law).


                                   ARTICLE IV
                              ADDITIONAL AGREEMENTS

         Section 4.1. Registration Statement/Proxy Statement/Prospectus. Universal (i) shall cooperate with LTM and Cineplex Odeon in providing such information concerning Universal, and, to the extent such information is requested by the staff of the SEC in connection with its review of the Form S-4 or the Form S-1, information concerning the Universal City Cinema (as defined in Section 4.7 below), as may be required under the Securities Act, the Exchange Act and the rules and regulations of the SEC thereunder in the preparation of the Registration Statements, the Proxy Statement and the Prospectus. Universal agrees that the information provided by it for inclusion in the Registration Statements, the Proxy Statement or the Prospectus and each amendment or supplement thereto, (i) in the case of the Proxy Statement, at the time of mailing thereof and at the time of the

Cineplex Odeon Meeting, or, (ii) in the case of each Registration Statement and the Prospectus or any amendment or supplement thereto, at the time it is filed or becomes effective, will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

         Section 4.2. HSR Act; Competition Act; Investment Canada Act; Submission of Plan of Arrangement for Approval. (a) Each of the parties hereto shall use their best efforts to file as soon as practicable notifications under the HSR Act in connection with the Transactions, and to respond as promptly as practicable to any inquiries received from the Federal Trade Commission, the Antitrust Division of the Department of Justice and/or the DIR for additional information or documentation and to respond as promptly as practicable to all inquiries and requests received from any State Attorney General or other governmental authority in connection with antitrust matters.

                  (b) Universal shall cooperate with LTM and Cineplex Odeon in connection with the preparation and filing within five business days after the date hereof (i) with the ICA Minister, an application by LTM for review under the IC Act in connection with the Arrangement and (ii) with the DIR, an application for an advance ruling certificate under the Competition Act in connection with the Arrangement.

                  (c) Notwithstanding the provisions of Sections 4.2(a) and (b), nothing in this Agreement shall obligate LTM to agree to any condition or commitment sought to be imposed on LTM or its Affiliates in connection with the approval or authorization of, consent or waiver with respect to, or determination by any Governmental Entity not to challenge any of the Transactions (including, without limitation, the transactions contemplated by this Agreement) under the IC Act or any Antitrust Law that in the good faith judgment of the board of directors of Sony Corporation of America would, in and of itself, and without regard to any other circumstance or factor, be a material and substantial basis for rendering the Transactions (including, without limitation, the transactions contemplated by this Agreement) no longer in the best interests of LTM.

         Section 4.3. Bank Financing. Universal shall provide such financial and other information concerning the Universal City Cinema to the proposed lenders of the Bank Financing as may be reasonably requested in connection with the Bank Financing by such proposed lenders; provided that such lenders have agreed to be bound by the provisions of any confidentiality agreements then in effect between LTM and Universal.

         Section 4.4. No Shop. Prior to the Closing Date, Universal agrees that:

                  (a) neither it, nor any Universal Subsidiary, and none of the officers, directors, employees, agents and representatives thereof (including, without limitation, any investment banker, attorney or accountant retained thereby), shall initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any Alternative Proposal or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Alternative Proposal, or release any third party from any obligations under any existing standstill agreement or arrangement relating to any Alternative Proposal, or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal, provided, however, that, in the case of any individual serving as a director of Cineplex Odeon and acting in such capacity (i) the provisions of this Section 4.4 shall be subject to such individual's fiduciary duties as a director and (ii) such provisions shall not prohibit actions taken in accordance with Section 6.10 of the Master Agreement.

                  (b) it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing, and it will take the necessary steps to inform the individuals or entities referred to above of the obligations undertaken in this Section 4.4;

                  (c) it will notify LTM as promptly as practicable and without delay if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, it; and

                  (d) it will not, unless and until the Master Agreement is terminated in accordance with Article VIII thereof, directly or indirectly, purchase or otherwise acquire any Cineplex Odeon capital stock or, except pursuant to the Plan of Arrangement, sell, offer to sell, solicit an offer to buy, contract to sell, grant an option to purchase or otherwise transfer or dispose of any Cineplex Odeon Common Shares or SRV Shares held, directly or indirectly, beneficially or of record by it.

         Section 4.5. Advice of Changes; SEC Filings. The parties shall confer with each other on a regular basis on operational matters affecting or which may reasonably be expected to affect the Combined Enterprise. LTM and Universal shall advise each other promptly orally and in writing of any change or event that has had, or could reasonably be expected to have, a LTM Material Adverse Effect. Universal and LTM shall provide each other (or their respective counsel) promptly copies of all filings made by such party with the SEC, any Canadian Securities Authority or any other Governmental Entity in connection with the Transactions.

         Section 4.6. Issuance of Additional Shares. (a) The number of shares of Stock to be issued pursuant to this Agreement shall be subject to adjustment in accordance with this Section 4.6. LTM agrees that at any time LTM shall issue or sell any Common Stock (as defined in the Stockholders Agreement) (other than Excluded Securities (as defined in the Stockholders Agreement)) to any Person other than Universal or any of its Affiliates (a "Sale"), including issuances of Common Stock upon conversion, exchange or exercise of Voting Share Equivalents (as defined in the Stockholders Agreement), whether at the Closing (other than pursuant to the Amalgamation or this Agreement) or thereafter, and whether in one or a series of transactions, in exchange for consideration consisting solely of cash and/or a deferred payment obligation of the purchaser of such Shares valued (in accordance with Section 4.6(h) and prior to underwriting discounts or commissions) at an amount per Share (the "Subsequent Sale Price") less than US$1.90891, subject to adjustment for the Reverse Stock Split and further as provided herein (the "Measurement Price"), concurrently with any such Sale and as a condition thereto, LTM shall issue additional Shares ("Additional Shares") to Universal or its designees for no additional consideration to the extent required by the provisions of this Section 4.6. The provisions of this Section
4.6 shall not apply to any Sale occurring after a Capped Sale (as defined in Section 4.6(b) below).

                  (b) In connection with any Sale described in Section 4.6(a), LTM shall issue a number of Additional Shares calculated as set forth below:

                           (i) Upon the closing of the first Sale on or after the Closing, the number of Additional Shares shall equal (x) the quotient of US$84.5 million divided by the Subsequent Sale Price in connection with such Sale minus (y) the number of shares issued to Universal at the Closing pursuant to Section 1.2 of this Agreement (such issued shares, the "Universal Cash Shares"). If the foregoing is not a positive number, no Additional Shares will be issued in connection with such Sale.

                           (ii) Upon the closing of any Sales other than the Sale referred to in clause (i) above, the number of Additional Shares shall equal (w) the quotient of US$84.5 million divided by the Weighted Average Subsequent Sale Price (as defined in Section 4.6(c) below) minus (x) the Universal Cash Shares minus (y) any Additional Shares previously issued by LTM pursuant to this Section 4.6 ("Previously Issued Additional Shares") plus (z) any shares delivered to LTM pursuant to Section 4.6(d) ("Section 4.6 Shares"). If the foregoing is not a positive number, no Additional Shares will be issued by LTM in connection with such Sale.

                  (c) The "Weighted Average Subsequent Sale Price" shall equal the quotient of (x) the Aggregate Consideration, divided by (y) the Aggregate

Share Number. The "Aggregate Consideration" means the aggregate consideration (prior to underwriting discounts or commissions and valued in accordance with Section 4.6(h)) received by LTM in connection with all Sales; provided that (i) Aggregate Consideration shall not exceed US$100,000,000 (the "Aggregate Consideration Cap") and (ii) if the proceeds of any Sale, but for the Aggregate Consideration Cap, would increase the Aggregate Consideration from the level thereof immediately prior to such Sale (the "Pre-Cap Aggregate Consideration") (such Sale being a "Capped Sale") to a level in excess of the Aggregate Consideration Cap, the Aggregate Consideration shall only be increased by an amount equal to the difference between the Aggregate Consideration Cap and the Pre-Cap Aggregate Consideration (the "Aggregate Consideration Margin"). The "Aggregate Share Number" means aggregate number of shares issued by LTM in all Sales (including the Sale for which a calculation of Additional Shares pursuant to clause (b)(ii) above is being made), excluding any Additional Shares that may have been issued to Universal in connection with such Sales; provided that, with respect to a Capped Sale, in addition to shares issued prior to such Capped Sale, the Aggregate Share Number shall include only that number of shares issuable in exchange for payment of an amount equal to the Aggregate Consideration Margin based upon the average per share consideration paid or payable pursuant to such Capped Sale.

                  (d) Universal agrees that at any time LTM shall issue or sell any Shares pursuant to a Sale described in clause (ii) of Section 4.6(b) for a Subsequent Sale Price greater than the Weighted Average Subsequent Sale Price, promptly following such Sale, Universal shall deliver or cause to be delivered a number of Shares to LTM equal to (x) the Universal Cash Shares plus (y) any Additional Shares previously issued by LTM pursuant to this Section 4.6 minus
(z) the quotient of US$84.5 million divided by the Weighted Average Subsequent Sale Price. If the foregoing is not a positive number, no Shares shall be deliverable in connection with such Sale; provided, however, that under no circumstances shall Universal be required to deliver any Shares in excess of the number of Additional Shares that LTM shall have previously issued less the number of Shares that Universal has previously delivered or caused to be delivered to LTM pursuant to this Section 4.6(d).

                  (e) At least fifteen business days prior to consummating a Sale, LTM shall deliver a written notice to Universal, which such notice shall specify the consideration to be paid in connection with such Sale, LTM's belief as to the value of any deferred payment obligation in connection therewith, LTM's belief as to the Subsequent Sale Price, LTM's belief as to the number of Additional Shares to be issued pursuant to Section 4.6(a), if any, or the number of shares to be delivered pursuant to Section 4.6(d), if any, along with a calculation in accordance with Section 4.6(b) or 4.6(d), as applicable, supporting such determination.

                  (f) The obligations under this Section 4.6 shall terminate if LTM shall have issued or sold Shares in one or more Sales for an aggregate consideration (prior to underwriting discounts or commissions) equal to or greater than the Aggregate Consideration Cap, provided, however, that the provisions of this Section 4.6 shall be applicable to any Sale that is part of a series of related Sales, if such Sale relates to the Sale that resulted in the Aggregate Consideration Cap having been exceeded or that was consummated at a time when the Aggregate Consideration Cap had not yet been exceeded.

                  (g) If, in connection with a Sale, LTM is prohibited by the rules of any applicable stock exchange from issuing all of the Additional Shares required to be issued pursuant to Section 4.6(a) and (b) or any restrictions or conditions on LTM's ability to issue Additional Shares in accordance with such Sections are imposed by any applicable stock exchange which are not satisfactory to Universal, LTM shall be prohibited from making any such Sale without Universal's consent, which consent shall be given in Universal's sole discretion.

                  (h) For purposes of this Section 4.6, the value of the Subsequent Share Price shall be equal to the per share cash consideration, if any, plus the per share fair market value of the deferred payment obligation of the purchaser of the applicable shares and, in the case of Common Stock issuable upon the conversion, exercise or exchange of any Voting Share Equivalent, the amount in cash payable to LTM upon conversion, exercise or exchange thereof. The fair market value of any such payment obligation shall be determined in good faith by Universal and LTM, provided that if such parties cannot agree on such valuation prior to closing of the applicable Sale, each party shall set forth its proposed valuation and a nationally recognized investment banking firm jointly selected by such parties shall determine which of the two such values shall be used to value such obligation. The party whose value is not selected shall bear the fees and expenses of such firm. If the parties cannot jointly agree on an investment banking firm, the parties shall request that the Arbitrator (as defined in the Stockholders Agreement) select a firm (which firm shall not have provided any investment banking services to either party during the prior three years). The parties shall share equally the fees and expenses of the Arbitrator in connection with the foregoing. LTM shall not consummate any proposed Sale until the Subsequent Sale Price has been determined in accordance with this Section 4.6(h).

                  (i) The number of Universal Cash Shares, the number of Previously Issued Additional Shares, the number of Section 4.6 Shares, the Aggregate Share Number, the Measurement Price, the Weighted Average Subsequent Sale Price and the Subsequent Sale Price in respect of any Sale that is consummated prior to the effective date of an event described in this Section 4.6(i) (a "Consummated Subsequent Sale Price") shall be subject to adjustment from time to time as set forth in this Section 4.6(i). LTM shall give Universal notice of any event described below which requires an adjustment pursuant to this Section 4.6(i) at the time of such event. At any time LTM delivers a written notice to Universal pursuant to Section 4.6(e), LTM shall, without any action on the part of Universal, cause the appropriate adjustment to be made pursuant to this Section 4.6(i). If at any time after the Closing LTM shall: (A) pay a dividend payable in, or make any other distribution of, Common Stock; (B) subdivide its outstanding shares of Common Stock into a larger number of shares of Common Stock; (C) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock; (D) issue any shares of its capital stock or other securities by reclassification of the Common Stock; or (E) be involved in any other similar event with respect to which an adjustment would be equitable; (x) the Measurement Price, the Weighted Average Subsequent Sale Price and any Consummated Subsequent Sale Price shall be proportionately decreased in the case of such a dividend or distribution of Common Stock or such a subdivision, or proportionately increased in the case of such a combination, (y) the number of Universal Cash Shares, Previously Issued Additional Shares,
Section 4.6 Shares and the Aggregate Share Number shall be proportionately increased in the case of such a dividend or distribution of Common Stock or such a subdivision, or proportionately decreased in the case of such a combination or
(z) the kind of capital stock or other securities of LTM that may be acquired by Universal upon any Sale shall be adjusted in the case of such a reclassification of the Common Stock, each on the effective date of such dividend, distribution, subdivision, combination, reclassification or similar event, as the case may be.

         Section 4.7. Universal City Cinema. (a) From and after the later of (i) the second anniversary of the Closing Date and (ii) the fifteenth day of the month following the first month end as of which the outstanding Debt of LTM is less than 4.75 times the Consolidated EBITDA of LTM for the twelve month period then ended (the "Start Date"), Universal shall have the right to cause LTM to lease the Universal City Cinema motion picture theater facility located at the Universal City, California retail and entertainment complex (the "Universal City Cinema") by delivering to LTM a written notice of its exercise of such right setting forth which of the options set forth in Section 4.7 (c) it is electing, together with a draft of a lease agreement (together with any agreements and documents ancillary thereto, the "Draft Lease") reflecting the terms set forth on Schedule 4.7 hereto (such notice and Draft Lease, collectively, the "Put Notice"), to LTM at any time on or before the termination of such right pursuant to Section 4.7(d). Not later than 30 days following the date of the Put Notice (the "Put Notice Date"), Universal shall deliver to LTM the true and accurate statement of Cash Flow of the Universal City Cinema for the twelve months ended on the last day of the month preceding the Put Notice Date, accompanied by the unqualified report of Universal's independent auditors that such statement is complete and fairly presents such data for the period indicated and has been prepared in accordance with the terms of this Agreement (the "Audited Cash Flow Statement").

                  (b) As soon as reasonably practicable and in any event not later than ten days following delivery of the Put Notice, LTM and Universal shall commence negotiation of the definitive lease (the "Lease"). In addition to the terms set forth on Schedule 4.7 hereto, the Lease shall provide that LTM shall pay to Universal on the date the Lease is signed (the "Lease Signing Date") cash consideration for entering into the Lease and the conveyance of the related personal property equal to (i) ten times the Cash Flow of the Universal City Cinema for the twelve-month period covered by the Audited Cash Flow Statement (the "Base Price") less (ii) (if applicable) any Deficiency Amount (as defined in Section 4.7(c) below). LTM and Universal shall use their respective best efforts to complete negotiation and drafting of, and enter into, the Lease within 90 days following the Put Notice Date. In connection with such Lease, LTM agrees to accept representations and warranties with respect to the Universal City Cinema that would be customarily made by a passive owner of a motion picture theater entering into a lease with the manager of such theater.

                  (c) On the Lease Signing Date, Universal shall elect one of the following three options (provided, however, that, in the case of an election of the option in clause (ii) below, an engineering firm reasonably acceptable to LTM shall have been retained at least 30 days prior thereto and LTM shall have received not less than two business days advance notice of the Deficiency Amount together with the written report of such engineering firm):

                           (i) to provide a surviving representation and warranty to LTM that, as of the Lease Signing Date, the Universal City Cinema satisfies all of the operating requirements and standards set forth in the Lease;

                           (ii) to (A) certify that, as of the Lease Signing Date, the Universal City Cinema satisfies all of the operating requirements and standards set forth in the Lease with only such deficiencies therefrom as are (x) specifically listed on a certificate executed by an officer of Universal and (y) accompanied by an estimate of the cost of eliminating such deficiencies in full (the "Deficiency Amount") prepared by an engineering firm or other expert selected by Universal and reasonably acceptable to LTM and (B) agree that such Deficiency Amount shall be deducted from the Base Price; or

                           (iii) to (A) certify as provided in clause (ii)(A) and (B) agree, at Universal's sole cost and expense, to cause such deficiencies to be eliminated in full in accordance with the terms of the Lease in lieu of deducting the Deficiency Amount from the Base Price.

                  (d) Subject to the provisions of the following sentence, the rights granted to Universal pursuant to this Section 4.7 shall terminate as of the close of business on the third anniversary of the Start Date if the Put Notice has not been delivered prior to such date. LTM shall provide to Universal not less than five days prior written notice of the Start Date (the "Start Date Notice"), and, if LTM shall fail to provide such notice, the Start Date shall be tolled until the fifth day following delivery of the Start Date Notice.

         Section 4.8. Additional Agreements. (a) In case at any time after the Closing Date any further action is necessary or desirable to carry out the purposes of this Agreement, or any other agreement contemplated hereby, the proper officers and/or directors of LTM and Universal shall use their best efforts to effect such action.

                  (b) Universal shall vote all of its Cineplex Odeon capital stock and shall take all other necessary or desirable actions within its control (including, without limitation, attending all meetings in person or by proxy for purposes of obtaining a quorum, executing all written consents in lieu of meetings and voting to remove members of the Cineplex Odeon Board of Directors, as applicable) to approve the Documents and the Transactions and shall vote against any transaction that could reasonably be expected to interfere with or adversely affect the Transactions. Universal hereby irrevocably appoints LTM, its officers, agents and nominees, with full power of substitution, as proxy for Universal to act and vote Universal's shares of Cineplex Odeon capital stock for and in the name, place and stead of Universal at any annual, special or other meeting of the shareholders of Cineplex Odeon and at any adjournment thereof or pursuant to any consent in lieu of a meeting, or otherwise, (i) in favor of the Transactions, (ii) against (A) any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Cineplex Odeon under the Master Agreement; and (B) any action or agreement that would impede, interfere with or attempt to discourage the Transactions, including, but not limited to, any extraordinary corporate transaction (other than the Transactions), that would conflict with or result in a breach of any of the representations and warranties or covenants of Cineplex Odeon under the Documents to which it is a party such as (1) a merger, consolidation, business combination, reorganization, recapitalization or liquidation involving Cineplex Odeon or any of its Significant Subsidiaries; (2) a sale or transfer of a material amount of assets of Cineplex Odeon or any of its Significant Subsidiaries; (3) any material change in the present capitalization or dividend policy of Cineplex Odeon; or (4) any other material change in Cineplex Odeon's corporate structure or business unless in any such case such transaction is permitted under Article V of the Master Agreement;
provided that the proxy granted pursuant to this Section 4.8(b) shall terminate if this Agreement is terminated. The proxy and powers granted by Universal pursuant to this Section 4.8(b) are coupled with an interest and are given to secure the performance of Universal under this Agreement. Such proxy and powers, to the extent permitted by law, shall survive the bankruptcy, insolvency, dissolution or liquidation of Universal and shall be effective until this Agreement is terminated in accordance with its terms.

                  (c) Universal shall use its reasonable best efforts, prior to the effective date of the Form S-4 and mailing of the Proxy Statement, to identify in writing to LTM, SPE, the Trust and Cineplex Odeon the persons to be elected as the initial USI Directors (as defined in the Stockholders Agreement) as of the Closing as contemplated by Section 6.18 of the Master Agreement.

                  (d) Universal shall not amend or modify any provision of the letter agreement by and among Universal, Cineplex Odeon, the Trust of even date herewith, a conformed copy of which is attached hereto as Exhibit A (the "Three Party Agreement"). without the prior written consent of LTM, which shall not be unreasonably withheld.



                                    ARTICLE V
                              CONDITIONS PRECEDENT

                  Section 5.1. Conditions to Each Party's Respective Obligations to Close. The respective obligations of LTM and Universal to effect the Purchase shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

                  (a) The concurrent closing of the Transactions (other than the Purchase) in accordance with the terms of the Master Agreement and the other Documents.

                  (b) The Stockholders Agreement shall be in full force and effect.

                  (c) There shall not be any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Purchase that makes the consummation of the Purchase illegal.

                  (d) No preliminary or permanent injunction or other order by any federal, state or provincial court in the United States or Canada of competent jurisdiction that prevents the consummation of the Transactions shall have been issued and remain in effect, nor shall any proceeding by any Governmental Entity seeking any of the foregoing be pending. LTM and Universal each hereby agree to use its reasonable efforts to have any such injunction or order lifted.

                  Section 5.2. Conditions to Obligation of Universal to Close. The obligations of Universal to effect the Purchase shall be subject to the fulfillment at or prior to the Closing Date of the following additional conditions, unless waived by Universal:

                  (a) Each of SPE and LTM shall have performed in all material respects its agreements contained in the Documents required to be performed on or prior to the Closing Date; their respective representations and warranties contained in this Agreement and any of the other Documents shall be true and correct in all material respects when made and on and as of the Closing Date as if made on and as of such date (except to the extent they relate to a particular date), except as expressly contemplated or permitted by this Agreement or such other Document, as the case may be (provided, however, that for purposes of this Section 5.2(a) only, such representations and warranties shall be deemed to be true and correct in all material respects unless the failure or failures of such representations and warranties to be so true and correct (without regard to materiality qualifiers contained therein), individually or in the aggregate, results or would reasonably be expected to result in a LTM Material Adverse Effect), and Universal shall have received a certificate of the President or Chief Executive Officer or a Vice President of LTM to that effect.

                  (b) From the date of this Agreement through the Closing Date, there shall not have occurred any change, individually or together with other changes, that has had, or would reasonably be expected to have a LTM Material Adverse Effect.

                  (c) The LTM Debt Repayment, the IMAX Purchase Price and, if applicable, the Transferred SPE Subsidiary Purchase Price shall not exceed the LTM Cap.

                  (d) Cineplex Odeon shall not have breached or violated any of its obligations under the Three Party Agreement.

         Section 5.3. Conditions to Obligations of LTM to Close. The obligations of LTM to effect the Purchase shall be subject to the fulfillment at or prior to the Closing Date of the following additional conditions:

                  (a) The conditions precedent to the obligations of LTM and SPE to effect the Transactions contemplated by the Documents as set forth in Section
7.3 of the Master Agreement shall have been satisfied, unless waived by LTM.

                  (b) Universal shall have performed in all material respects its agreements contained in the Documents required to be performed on or prior to the Closing Date; its representations and warranties contained in this Agreement and any of the other Documents shall be true and correct in all material respects when made and on and as of the Closing Date as if made on and as of such date (except to the extent they relate to a particular date), except as expressly contemplated or permitted by this Agreement or such other Document, as the case may be, and LTM shall have received a certificate of the President or Chief Executive Officer or a Vice President of Universal to that effect.



                                   ARTICLE VI
                        TERMINATION, AMENDMENT AND WAIVER

         Section 6.1. Termination. (a) This Agreement may be terminated at any time before the Closing Date:

                  (i) by mutual written consent of Universal and LTM;

                  (ii) by either Universal or LTM if the Closing shall not have occurred on or before June 30, 1998 (the "Termination Date"); provided, however, that the right to terminate this Agreement under this Section 6.1(a)(ii) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before the Termination Date; provided, however, further, that if on the Termination Date the conditions to the Closing set forth in Section 7.1(b), 7.1(d), 7.1(f) or 7.1(j) of the Master Agreement shall not have been fulfilled, but all other conditions to the Closing shall be fulfilled or shall be capable of being fulfilled, then the Termination Date shall be extended to December 31, 1998. The parties agree that any amendment of this Agreement to extend the Termination Date beyond June 30, 1998 shall be made without any amendment to or renegotiation of any other material provisions of this Agreement;

                  (iii) by either Universal or LTM if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action (which order, decree or ruling the parties shall use their commercially reasonable efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement or the Master Agreement, and such order, decree, ruling or other action shall have become final and nonappealable;

                  (iv) by either Universal or LTM if the other shall have breached, or failed to comply with, in any material respect, any of its obligations under this

Agreement or any representation or warranty made by such other party shall have been incorrect in any material respect when made or shall have since ceased to be true and correct in any material respect, and such breach, failure or misrepresentation is not cured within 30 days after notice thereof and, in the case of breaches, failures or misrepresentations by LTM, such breaches, failures or misrepresentations, individually or in the aggregate and without regard to materiality qualifiers contained therein, results or would reasonably be expected to result in a LTM Material Adverse Effect, it being understood that failure to obtain any landlord or other non-governmental third party consent to the entering into or completion of the Transactions that has been disclosed on the LTM Disclosure Statement shall not give rise to any rights under this
Article VI; or

                  (v) by Universal if Cineplex Odeon shall have breached or violated its obligations under the Three Party Agreement; provided that such breach shall not have been induced by Universal.

                  (b) In addition to and without limiting the foregoing, this Agreement shall automatically terminate upon termination of the Master Agreement in accordance with the provisions of Article VIII thereof.

                  (c) In the event of termination of this Agreement and the abandonment of the transactions contemplated hereby pursuant to this Article VI, all obligations of the parties hereto shall terminate, except for the obligations of Universal set forth in Section 6.2 and except for the provisions of Article VII (other than Section 7.4). Moreover, in the event of termination of this Agreement pursuant to Section 6.1(a)(iv), nothing herein shall prejudice the ability of the non-breaching party from seeking damages from the other for the willful breach of a covenant or agreement contained herein. With respect to any proceeding initiated hereunder, any party that shall have been found to have willfully breached any of such party's obligations to perform its covenants under this Agreement shall bear the costs and expenses of the other party in connection with such proceeding, including, without limitation, attorneys' fees.

         Section 6.2 Fees. (a) If the Master Agreement is terminated (i) by LTM pursuant to Section 8.1(e) thereof or by Cineplex Odeon pursuant to Section 8.1(g) thereof, (ii) by LTM as a result of Cineplex Odeon's material breach of
Section 6.2 thereof that is not cured within 30 days after notice thereof to Cineplex Odeon, or (iii)(A) by LTM or Cineplex Odeon pursuant to Section 8.1(f) thereof because of the failure to obtain the Cineplex Odeon Shareholder Approval at the Cineplex Odeon Meeting or by LTM pursuant to Section 8.1(h) thereof if a final decision that is nonappealable has been issued by a court of competent jurisdiction denying either the Interim Order or the Final Order, and (B) prior to the Cineplex Odeon Meeting or the denial of the Interim Order or the Final Order, as the case may be, there shall have been an Alternative Proposal, whether or not such Alternative

Proposal shall have been withdrawn prior to such meeting or the denial of either the Interim Order or the Final Order, involving Cineplex Odeon or any of its Significant Subsidiaries (other than an Alternative Proposal initiated prior to the date of this Agreement that shall have been withdrawn, rejected or terminated or shall otherwise no longer be under consideration as of the date of this Agreement and that shall not have been renewed or re-initiated, in any form, by the party or parties that previously initiated such Alternative Proposal or any Affiliates, agents, representatives or advisors thereof) and (b) within 12 months of such termination, Cineplex Odeon consummates or accepts a written offer to consummate an Alternative Proposal, then in addition to any fees payable as a consequence of such termination pursuant to Section 8.2 of the Master Agreement, and without deduction or offset therefor, Universal shall, upon the consummation of an Alternative Proposal, (subject to delay solely to the extent necessary to determine the Alternative Proposal Profit pursuant to
Section 6.2(b)) pay to LTM a fee (the "Universal Termination Fee") in immediately available funds in an amount equal, at Universal's sole discretion, to either (A) US$5 million or (B) 25% of the aggregate Alternative Proposal Profit received by Universal.

                  (b) For the purposes of this Letter Agreement, the term "Alternative Proposal Profit" shall mean the excess of (i) the sum of (A) any cash and (B) the Fair Market Value (calculated in US Dollars) of the consideration received by Universal upon consummation of or in connection with an Alternative Proposal over (ii) the product of (x) US$1.75 and (y) the aggregate number of shares of capital stock of Cineplex Odeon disposed of by Universal in connection with such Alternative Transactions. As used herein, (a) "Fair Market Value" shall mean (i) as to any securities that are publicly traded, the average of the Current Market Prices of such securities for each day of the Valuation Period and (ii) as to any security that is not publicly traded or of any other property shall mean the fair value thereof as determined by an independent investment banking or appraisal firm experienced in the valuation of such securities or property jointly selected by LTM and Universal; (b) "Current Market Price" shall mean the average of the daily closing prices of such securities for such Valuation Period; and (c) "Valuation Period" shall mean the period of ten consecutive trading days immediately following the closing of the Alternative Transaction with respect to which the Fair Market Value of the consideration to be received by Universal is to be determined. The closing price for each day shall be the last quoted bid price in the over-the-counter market, as reported by the Nasdaq National Market or such other system then in use, or, if on any such date such securities are not quoted by any such organization, the closing bid price as furnished by a professional market maker making a market in such securities jointly selected by LTM and Universal. If the securities are listed or admitted to trading on a national securities exchange, the closing price shall be the closing bid price, regular way, as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on NYSE or, if the securities are not listed or admitted to trading on NYSE, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the securities are listed or admitted to trading.

                  (c) Universal hereby acknowledges that the provisions of this
Section 6.2 are an integral part of the Transactions and the Universal Termination Fee constitutes liquidated damages and not a penalty, and that without them, LTM and SPE would not enter into this Agreement, the Master Agreement or any of the other Documents. Universal acknowledges and agrees that the Universal Termination Fee is intended to reimburse LTM for the time and costs attributable to negotiating this Agreement and the Master Agreement and analyzing the Transactions, LTM's opportunity cost and foregone alternative transactions and the impact on LTM's other business relationships. If Universal fails to pay promptly the amount due pursuant to this Section 6.2, Universal shall pay, in addition to, and not in lieu of, the Universal Termination Fee, the costs and expenses (including legal fees and expenses) incurred by LTM and/or SPE in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of any unpaid fee at the one-year LIBOR rate plus 2.0% per annum accruing from the date such fee was required to be paid.


                                   ARTICLE VII
                                  MISCELLANEOUS

         Section 7.1. Non-Survival of Representations, Warranties and Agreements . Except for the representations set forth in Sections 3.2 and 3.3, no representations and warranties set forth in this Agreement shall survive the Closing Date. All covenants and agreements set forth in this Agreement shall survive in accordance with their terms.

         Section 7.2. Notices . Any notice, request, claim, demand or other communication under this Agreement shall be in writing, shall be either personally delivered or sent by reputable overnight courier service (charges prepaid) to the address for such person set forth below and shall be deemed to have been given hereunder when delivered personally or one day after deposit with a reputable overnight courier service:

                  If to LTM:

                  LTM Holdings, Inc.

                  711 Fifth Avenue, 11th Floor
                  New York, NY 10022
                  Attention:  Larry Ruisi

                  With a copy to:

                  LTM Holdings, Inc.
                  711 Fifth Avenue, 11th Floor
                  New York, NY 10022
                  Attention:  Seymour Smith

                           and

                  Fried, Frank, Harris, Shriver & Jacobson
                  One New York Plaza
                  New York, NY 10004
                  Attention:  David Golay

                  If to Universal:

                  Universal Studios, Inc.
                  100 Universal City Plaza
                  Universal City, CA 91608
                  Attention:  Brian C. Mulligan

                  With a copy to:

                  Simpson Thacher & Bartlett
                  425 Lexington Avenue
                  New York, NY 10017-3909
                  Attention:  John G. Finley

or to such other address as any party may have furnished to the other parties in writing in accordance with this Section.

         Section 7.3. Fees and Expenses . Whether or not the Transactions are consummated, all costs and expenses incurred in connection with the Documents and the Transactions shall be paid by the party incurring such expenses, except as expressly provided herein. If the Purchase shall be consummated, LTM shall reimburse Universal for all reasonable out-of-pocket expenses and fees paid or payable by or on behalf of Universal or any of its Affiliates, whether incurred prior to, on or after the date of this Agreement, in connection with the Purchase and the other Transactions; provided that such amount, together with the amount payable to the Trust under paragraph 10 of the Letter Agreement, shall not exceed US$1,000,000. Such reimbursement shall be made on the Closing Date in immediately available funds to a bank account which Universal shall designate in writing to LTM no less than three business days prior to the Closing Date.

         Section 7.4. Publicity . So long as this Agreement is in effect, LTM and Universal agree to consult with each other in issuing any press release or otherwise making any public statement with respect to the Transactions, and none of them shall issue any press release or make any public statement prior to such consultation, except as may be required by law or by obligations pursuant to any listing agreement with any national securities exchange. The commencement of litigation relating to the Documents or the Transactions, or any proceedings in connection therewith, shall not be deemed a violation of this Section 7.4.

         Section 7.5. Specific Performance . The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. The parties accordingly agree that each shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction. The provisions of this Section 7.5 are in addition to any other remedy to which a party is entitled at law or in equity.

         Section 7.6. Assignment; Binding Effect . Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (except by operation of law pursuant to a merger whose purpose is not to avoid the provisions of this Agreement) without the prior written consent of the other parties. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

         Section 7.7. Entire Agreement . This Agreement, the Stockholders Agreement, the Confidentiality Agreement and any documents delivered by the parties in connection herewith and therewith or on the date hereof constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.

         Section 7.8. Amendments; Modifications. This Agreement may not be amended or modified in any manner except by an instrument in writing signed on behalf of each of the parties hereto.

         Section 7.9. Governing Law . This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflict of laws.

         Section 7.10. Counterparts . This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.

         Section 7.11. Headings and Table of Contents . Headings of the Articles and Sections of this Agreement are for the convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

         Section 7.12. Interpretation . In this Agreement, unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, and words denoting any gender shall include all genders and words denoting natural persons shall include corporations and partnerships and vice versa.

         Section 7.13. Waivers . At any time prior to the Closing Date, the parties hereto, by or pursuant to action taken by their respective Boards of Directors, may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any documents delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid if set forth in an instrument in writing signed on behalf of such party. Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

         Section 7.14. Severability . Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this

Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

        Section 7.15. RELEASE. Subject to the consummation of the Purchase, and excluding (a) amounts owned to Universal and its Affiliates for film booking and home video arrangements or under the management agreement in respect of the Universal City Cinema and (b) obligations and liabilities included in clauses
(ii)(x) and (y) of the definition of Net Working Capital and Debt reflected in each case in Cineplex Odeon's Closing Statement or arising under the Documents, Universal, on behalf of itself and its Affiliates, hereby acknowledges, releases and discharges, and indemnifies and saves harmless, Cineplex Odeon and the Cineplex Odeon Subsidiaries and their successors and assigns from all actions, causes of action, suits, debts, dues, sums of money, accounts, claims and demands owned by Cineplex Odeon and the Cineplex Odeon Subsidiaries to Universal and its Affiliates by reason of any matter, cause, contract (whether written or oral), course of dealing or thing whatsoever arising during, or in respect of, the period on or before the Closing Date.

                  IN WITNESS WHEREOF, the undersigned have executed this Subscription Agreement as of the date first written above.



                                         LTM HOLDINGS, INC.

                                         /s/ Stanley Steinberg
                                         -------------------------------------
                                         By: Stanley Steinberg
                                         Its: Executive Vice President


                                         UNIVERSAL STUDIOS, INC.


                                         /s/ Brian C. Mulligan
                                         -------------------------------------
                                         By: Brian C. Mulligan
                                         Its: Senior Vice President